SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC RISES TO 10.2M GUESTS

  Ryanair Holdings plc today (Thurs, 2 Dec) released November traffic statistics as follows:

RYR GROUP	NOV 2020	NOV 2021
TRAFFIC	2.0m	10.2m
L. FACTOR	62%	86%

	GUESTS	LOAD FACTOR
July	9.3m	80%
August	11.1m	82%
September	10.6m	81%
October	11.3m	84%
November	10.2m	86%

Ryanair operated over 62,300 flights in November with an 86% load factor.

ENDS

For further information
please contact:                              Press Office                            Piaras Kelly
                                                       Ryanair DAC                         Edelman Ireland
                                                       Tel: +353-1-9451799            Tel: +353-1-6789333
                                                      press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 December, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary